Exhibit 99.1

Hal Kvisle and Keith MacPhail to stand as nominees for Cenovus Board

Calgary, Alberta (March 6, 2018) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that Hal Kvisle and Keith MacPhail will be proposed nominees for election to the Board of Directors at the company’s next annual meeting of shareholders to be held on April 25, 2018. Mr. Kvisle has spent more than four decades working in the Canadian oil and natural gas sector, with experience running upstream production, power and pipeline businesses, while Mr. MacPhail has more than thirty years of experience managing upstream production companies.

”Following an extensive search process, we’re extremely pleased to have Hal and Keith, who bring a wealth of oil and gas experience at both the Board and executive level, stand as nominees,” said Patrick Daniel, Cenovus Board Chair. “These nominations are part of the company’s ongoing Board renewal process, which focuses on orderly succession of directors while maintaining an appropriate balance and diversity of skills, experience and fresh perspectives on the Board.”

Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc. from September 2012 to May 2015 and was a director of the company from May 2010 to May 2015. From 2001 to 2010 he was President and Chief Executive Officer at TransCanada Corporation. Prior to joining TransCanada, he held engineering, finance and management positions with two other Canadian oil and gas companies. Mr. Kvisle is currently Chairman of ARC Resources Ltd., a director of Cona Resources Ltd. and a director of Finning International Inc. He holds a Bachelor of Science in Engineering from the University of Alberta, a Master of Business Administration from the University of Calgary and an Honorary Bachelor of Arts from Mount Royal University.

Mr. MacPhail is currently Chairman of Bonavista Energy Corporation and was Executive Chairman of the company from 2012 to 2018, Chairman and Chief Executive Officer from 2008 to 2012 and President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista, he held progressively responsible positions with Canadian Natural Resources Limited, ultimately serving as Executive Vice-President and Chief Operating Officer. Mr. MacPhail is also currently Chairman of NuVista Energy Ltd. He holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Ian Delaney, who has been a member of the Board since Cenovus’s inception in 2009, will retire as a director at the conclusion of the company’s annual meeting of shareholders in April of this year.

Since 2014, Cenovus’s Board renewal process has included the transition to a new Board Chair and the appointment or nomination of eight new directors with a broad range of expertise.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Senior Vice-President, Strategy & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751